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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:    December 31, 2000
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-22083
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR                                    CUSIP NUMBER
                                                                                                              37935e-10-1
     For Quarter Ended: June 30, 2000                                                               -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

GLOBAL MED TECHNOLOGIES, INC.
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Full Name of Registrant
N/A
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Former Name if Applicable

12600 West Colfax, Suite C-420
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Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80215
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has  encountered  delays in completing  its Quarterly  Report on Form 10-QSB for the quarter ended June 30, 2000 because  Registrant  has a temporary  staff  shortage and the  personnel  that were available had to devote their time to the current  business  activities  of  Registrant  rather than to completing the Quarterly Report on Form 10-QSB.



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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

               Michael I. Ruxin                                (303)                                     238-2000
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change,  both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable  estimate of the results  cannot be made.

     For the quarter ended June 30, 2000,  Registrant  incurred a net loss from operations of  approximately
     $1.1 million on revenues of approximately $1.1 million. For the quarter ended June 30, 1999, Registrant incurred a net loss of $711 thousand on revenues of $2.007  million.  The primary reason for the change in Registrant's revenues resulted from decreased license fees and maintenance revenues.

     For the six months  ended June 30, 2000,  Registrant  incurred a net loss of  approximately  $1.8 million compared to a net loss of $5.016  million of the six months ended June 30, 1999.  The primary  reason for decrease in the net loss is reduced financing costs.

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                                              GLOBAL MED TECHNOLOGIES, INC.
                                       ------------------------------------------
                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2000                                                        By /s/ Michael I. Ruxin
                                                                                ----------------------------------------------------
                                                                                Michael I. Ruxin
                                                                                Chairman of the Board, Chief
                                                                                   Executive Officer and Principal
                                                                                   Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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